UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GreenKissNY, Inc.

File No. 024-10541 - CF#33472

GreenKissNY, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on April 8, 2016, as amended.

Based on representations by GreenKissNY, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 6.3	through February 26, 2021
Exhibit 6.12	through February 26, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary